Supplemental Correspondence


                              REGATTA CAPITAL, LTD.
                                     FORM OF
                                 PROMISSORY NOTE


$                                                       Date:
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                                                  City/State:
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     FOR VALUE RECEIVED, THE UNDERSIGNED, Regatta Capital, Ltd., a Delaware
corporation ("Regatta"), hereby promises to pay to the order of __________________________ (hereinafter collectively referred to as "Lender"), at ________________________________, or such other place as Lender may from time to time designate, the principal sum of _________________ Dollars and __/100---($__________), plus interest on the full amount outstanding, until repaid in full in accordance with the terms hereof.


     Interest shall accrue on the unpaid balance from time to time at a rate (the "Effective Rate") equal to % per annum.


     Maker promises to repay this Note as Follows:

     a) In one installment of principal plus all accrued interest in the amount of $_______ on the ____ day of __________.

     b) This Note may be prepaid in full or in part without penalty.

     All interest accruing under the terms of this Note shall be computed on the basis of a three hundred sixty five (365) day year. Interest shall accrue hereunder beginning on the date hereof and shall accrue up to and including the date of repayment.

     At the option of the Lender of this Note, the payment of all principal, interest, and all other sums due and owing in accordance with the terms of this Note or pursuant to the Deed of Trust or other documents securing this note, will be accelerated and such principal, interest and other amounts shall be immediately due and payable, without notice of demand except as provided herein, upon the occurrence of the following events of default:

     1. Failure of Maker to make any payment required hereunder when same is due.

     Time is of the essence hereof and all obligations hereunder shall be timely performed in accordance with the provisions hereof.

     From and after the maturity of this Note, whether by acceleration or otherwise, or from the occurrence of an event of default until such a default is cured, the entire amount of the principal, interest and any other amount remaining unpaid under this Note shall bear interest at the annual interest rate of % (the Default Rate).

     No delay or omission on the part of the Lender hereof in exercising any right hereunder shall operate as a waiver of such right or remedy, or any additional right or remedy or in any future occasion.

     In the event of any future advances by Lender to Maker, at Lender's option such future advances shall constitute additional indebtedness under the terms of this Promissory Note, and the face amount hereof shall be deemed to increase by any amount equal to any such future advance. Maker agrees to repay such future advance on the terms agreed upon by Lender and Maker at the time such advance is made. Nothing in this paragraph shall obligate the Lender to make any such future advance.



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     This Note may not be amended or modified except by an instrument in writing expressing such intention and executed by the parties sought to be bound thereby.

Maker: Regatta Capital, Ltd., a Delaware corporation



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